EXHIBIT 99.1

JACADA LTD.

FINAL

News Release

Jacada Reports First-Quarter 2003 Results

Met Expectations; Generated positive cash flow of $1.3 million

ATLANTA, May 1, 2003—Jacada Ltd. (Nasdaq: JCDA), the leading provider of legacy integration and Web-to-host solutions, today reported first-quarter 2003 results, which are in line with analysts’ expectations.

Total revenue for the 2003 first quarter was $5.1 million, compared to $5.6 million in the 2002 fourth quarter. Software license revenue was $2.2 million in the 2003 first quarter, compared to $2.8 million in the 2002 fourth quarter. Service and maintenance revenues were $2.9 million in the 2003 first quarter, compared to $2.8 in the 2002 fourth quarter. In the comparable period a year ago, Jacada reported software license revenue of $2.9 million, service and maintenance revenues of $3.1 million, and total revenue of $6.0 million.

Gross profit for the 2003 first quarter was $4.1 million, or 81% of total revenues, compared to $4.7 million, or 84% of total revenues, in the 2002 fourth quarter. Net loss for the quarter was $631,000, or $0.03 per share, compared to net income of $444,000, or $0.02 per share, in the 2002 fourth quarter. In the comparable period a year ago, Jacada reported gross profit of $4.6 million, or 76% of total revenues, and a net loss of $786,000, or $0.04 per share.

At the end of the first quarter, Jacada’s cash and investments totaled $42.6 million, an increase of approximately $1.3 million over year-end 2002.

“Jacada generated financial performance in line with analysts’ expectations and the seasonal business pattern typically associated with the first quarter. We are pleased with these results in light of a continuing soft economy and the related impact on demand for software products and services. We were also able to increase our overall cash and investments position during the quarter by $1.3 million, mainly as a result of strong maintenance renewals and the related increase in deferred revenues,” said Gideon Hollander, CEO of Jacada.

JACADA LTD.

First-Quarter Highlights

During the quarter, Jacada closed new and follow-on business with customers such as BISYS, Indiana Farm Bureau Insurance, Jockey International, Qwest Information Technologies, Raytheon, Russell Corporation, the State of Tennessee, and RDC Datacentrum, the license and emission control board in the Netherlands.

Partnerships that were solidified in the fourth quarter of 2002 led to increased field-level sales activity in the first quarter of 2003. Computer Associates (CA) named Jacada its preferred vendor for mainframe integration and extension, partnering with Jacada to provide enhanced Web-to-host integration to complement CA’s offerings in data integration and data management. Jacada is engaged in and has already closed CA-related business during the first quarter.

In addition, the certification of Jacada Integrator by PeopleSoft is now resulting in active prospects. Jacada Integrator enables PeopleSoft customers to achieve real-time access to their legacy applications from PeopleSoft 8 applications.

“We are optimistic that our integration partners will significantly contribute to our business going forward,” said Hollander. “These affiliations bring us extensive field relationships that will help expand Jacada’s global reach.”

In the first quarter of 2003, Jacada was again positioned as a leader on both Gartner Inc.’s Programmatic Integration Server Magic Quadrant and Presentation Integration Server Magic Quadrant(1). Gartner evaluates vendors and determines leaders based on a company’s completeness of vision and its ability to execute in the marketplace.

According to Gartner, the programmatic integration server market is one of the few it covers that has strong growth potential. And despite the continued economic downturn, there is still significant interest in noninvasive solutions to Web-enabling legacy systems. Gartner expects a trend toward composite applications, service-oriented architectures, and packaged software to continue to drive growth opportunities in this market.

“Jacada is extremely pleased to maintain our leadership position in both the programmatic and presentation integration quadrants,” said Hollander. “With significant business data still being housed in legacy systems, providing exposure to this data through sophisticated programmatic integration—as well as through a more simplified Web-enablement approach—allows our customers to tailor the appropriate solution to meet the needs of their enterprise.”

JACADA LTD.

The complete Gartner reports are available on Jacada’s Web site at www.jacada.com.

About Jacada—Jacada Ltd. connects the world to legacy systems through a full range of automated integration, web-to-host, and legacy access solutions. Jacada’s legacy integration solutions address all application development architectures including J2EE, .NET, and Web Services and are the preferred and certified legacy connection solutions for Computer Associates, PeopleSoft, SeeBeyond, and Siebel. Jacada solutions are in use today at major corporations and government organizations such as AIG, Bank of America, Caterpillar, Citibank, Delta Air Lines, The Federal Reserve Bank, Lillian Vernon, Porsche Cars North America, Prudential, and the US Department of Interior. Jacada operates globally with headquarters in Atlanta, Georgia; Herzliya, Israel; and London, England. Jacada can be reached at www.jacada.com or at 1-800-773-9574.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to future financial results and plans for future business development activities, and are prospective. These statements include all statements that are not statements of historical fact and consists of those regarding intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; and (iii) the Company’s growth strategy and operating strategy (including the development of its products and services). The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. For a more complete discussion of risk factors, please see the Company’s Form 20-F and other Statements filed with the Securities and Exchange Commission.

Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.

(1) The Programmatic Integration Server Magic Quadrant for 2003 and The Presentation Integration Server Magic Quadrant – Update for 2003, both by Dale Vecchio are copyrighted March 2003 by Gartner, Inc.

Jacada Contacts:

Ann Conrad

770-352-1310 ext 382

aconrad@jacada.com

and

Phil Bourdillon

Silverman Heller Associates

310-208-2550

bourdillon@sha-ir.com

JACADA LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31, 2003	December 31, 2002
	Unaudited	Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$10,928	$15,319
Marketable securities	15,059	22,326
Trade receivables (net of allowance for doubtful accounts of $ 497 and $ 398 at March 31, 2003 and December 31, 2002, respectively)	2,956	2,661
Other current assets	719	645

Total current assets	29,662	40,951

LONG-TERM INVESTMENTS:
Marketable securities	16,653	3,737
Severance pay fund	628	576
Long-term other assets	68	79

Total long-term investments	17,349	4,392

PROPERTY AND EQUIPMENT, NET	2,510	2,804

OTHER ASSETS, NET:
Technology (net of accumulated amortization of $ 460 and $ 381 at March 31, 2003 and December 31, 2002, respectively)	1,098	1,177
Other intangibles, net (net of accumulated amortization of $ 36 and $ 23 at March 31, 2003 and December 31, 2002, respectively)	127	140
Goodwill	4,554	4,554

Total other assets	5,779	5,871

	$55,300	$54,018

JACADA LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	March 31, 2003	December 31, 2002
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$777	$760
Deferred revenues	3,949	2,144
Accrued expenses and other liabilities	3,592	3,599

Total current liabilities	8,318	6,503

LONG-TERM LIABILITIES:
Accrued severance pay	992	927
Accrued expenses	108	124

Total long-term liabilities	1,100	1,051

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value: Authorized: 30,000,000 shares as of March 31, 2003 and December 31, 2002; Issued and outstanding: 19,002,403 and 18,935,903 shares as of March 31, 2003 and December 31, 2002, respectively	55	55
Additional paid-in capital	69,208	69,143
Deferred stock compensation	(24)	(25)
Accumulated other comprehensive gain	64	81
Accumulated deficit	(23,421)	(22,790)

Total shareholders’ equity	45,882	46,464

	$55,300	$54,018

JACADA LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended March 31,		Year ended December 31,
	2003	2002	2002
	Unaudited		Audited
Revenues:
Software licenses	$2,209	$2,921	$9,783
Services	965	1,461	4,518
Maintenance	1,885	1,647	7,235

Total revenues	5,059	6,029	21,536

Cost of revenues:
Software licenses	110	117	248
Services	557	1,018	3,115
Maintenance	276	332	1,247

Total cost of revenues	943	1,467	4,610

Gross profit	4,116	4,562	16,926

Operating expenses:
Research and development	1,309	1,503	6,191
Sales and marketing	2,442	2,693	9,450
General and administrative	1,227	1,332	4,602
Restructuring and other non-recurring charges	—	—	501

Total operating expenses	4,978	5,528	20,744

Operating loss	(862)	(966)	(3,818)
Financial income, net	231	180	909

Net loss	$(631)	$(786)	$(2,909)

Basic and diluted net loss per share	$(0.03)	$(0.04)	$(0.16)

Weighted average number of shares used in computing basic and diluted net loss per share	18,988,313	18,544,290	18,710,105